EXHIBIT 99.1

Galloway Capital Partners, LLC

August 30, 2023

Harry Vafias, Chairman and Chief Executive Officer

Imperial Petroleum, Inc.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

Dear Mr. Vafias:

Our firm, Galloway Capital Partners, LLC (“GCP”), together with our affiliates, have been shareholders of Imperial Petroleum, Inc. (the “Company”) since early 2023. We acquired a position in the Company’s common stock based on our belief that management was on a solid trajectory in building the Company’s asset value and cash to generate an increase in net equity and shareholder value. Unfortunately, contrary to our thesis, management has done a very poor job in enhancing shareholder value. To the contrary, shareholder value has been essentially destroyed, as reflected by a nearly 99% decline in the closing share price from approximately $98 in March 2022 to $1.30 per share today.

I have attempted to reach you on several occasions without any success or even the courtesy of a response. We feel that it is imperative that we speak as soon as possible to discuss a strategy to revitalize the share price and increase shareholder value.

GCP and its affiliates are seasoned investors with a focus on undervalued publicly traded companies. We have a proven track record of success in identifying companies which we believe are performing well and below the radar screen of “Main Street Wall Street.”

We are somewhat baffled as to why the Company recently closed a very dilutive round of financing led with Maxim Group. Based on our analysis as well as the publicly available information, the Company’s balance sheet and financial performance are strong, and certainly not in need of hyper-dilutive financing. On April 26, 2023 the Company announced that it was repaying in full the sole remaining loan of $16 million with Alpha Bank. The press release stated:

“The repayment of all indebtedness will save approximately $10.3 million per annum in principal loan repayments and about $5 million per annum in finance costs basis current level of LIBOR rates. The combination of a high cash balance and unencumbered fleet, positions the Company well for future growth.”

Upon the release of your first quarter of 2033 results on May 8, 2023, the Company stated:

“Our performance in the first quarter of 2023 resulted in record revenues and profitability. We are pleased that our strategies are paying off. Commercially, we capitalized on the strong tanker market and efficiently utilized an average fleet of 10 vessels to produce in a single quarter net income of $36 million marking a 17,750% increase compared to the net income generated in the first quarter of 2022, and an EBITDA of nearly $40 million that is 1,435% higher than the same period of last year. Strategically, we proposed the spin-off of 2 of our dry vessels to a separate company called C3is Inc. In terms of financial strategy, we paid down all our debt and have stopped issuing new shares. Without a doubt we are well positioned to benefit from good market conditions that seem will last.”

Upon the release of your second quarter 2023 results, the Company stated:

“Within the first six months of 2023 our company managed to generate an adjusted net income of $62.6 million corresponding to a Basic Earnings per Share of $3.79 which is well above our current share price. Compared to the first six months of 2022 our increase in net income was in the order of 20,500%. Our strong performance is unquestionable but so is the fact that we are significantly undervalued. We have a fleet valued at about $225 million, zero debt and about $100 million in cash. The outlook for the tanker market remains favourable whereas there might be opportunities in the dry bulk sector as dry ship values are dropping. We will continue to capture this favourable momentum generating strong results while growing our Company further.”

With all this positive news, the stock reached a price of $3.10/share on August 10, 2023. Then, on the following day on August 11, 2023, the Company announced it was raising dilutive financing. The press stated, in pertinent part:

“…today that it has entered into securities purchase agreements with institutional investors to purchase approximately $17.0 million of its units in a registered direct offering at a price of $2.00 per unit. Each unit will consist of one share of common stock (or one pre-funded warrant in lieu thereof) and one warrant to purchase one share of common stock and will immediately separate upon issuance. The warrants will be immediately exercisable, will expire five years from the date of issuance, and will have an initial exercise price of $2.00 per share of common stock.”

We believe the depressed stock price is due to a number of factors including the perceived self-dealing in the acquisition of ships and share issuances to you and your affiliates. For example, in your recently amended 13D, you converted your Preferred Stock based on the 10 day VWAP or $1.65/share. This is another example of hyper-dilution when the asset value of the Company is over $24/share. We suggest that further transactions be halted and past transactions be reversed immediately.

We are stunned that only one day after you stated the Company was undervalued at $3.10/ share—you and the Board of Directors would agree to a hyper-dilutive financing with 100% warrant coverage. There is no logical explanation for this decision, and this transaction has once again significantly impaired shareholder value. You even stated that the stock price was selling at a 90% discount to the asset value of the company, which included $100 million in cash. The following day, the Company announced a highly dilutive share offering at a 90% discount to the underlying asset value. There is certainly no plausible reason to undertake a hyper-dilutive financing with $100 million in cash and no debt on the Company’s balance sheet.

We urge the Company to immediately make an offer to repurchase the recently issued shares. We also suggest the Company to expand its Board to include representation from outside shareholders and professional investors. We would like to meet with the Company’s management and discuss options to enhance shareholder value so that the underlying values of the stock can reflect the true value of the Company. We write you now with the best interests of the Company and all of its shareholders. Our interests would seem to be clearly aligned, and we believe that we can bring strong insight and constructive thoughts to this situation, which would benefit not only you, as the largest single shareholder, but the other shareholders of the Company as well.

The Board of Directors and management have a fiduciary duty to all shareholders and obligation to restore and rebuild shareholder value. We urge you to act in a manner consistent with your fiduciary responsibilities to all of the Company’s shareholders.

I have spoken with a number of shareholders who are equally outraged at the actions taken by the Board. I suggest you contact me this week. I can be reached at: bgalloway@gallowaycap.com or 917-405-4591.

Very truly yours,

Bruce Galloway

President and Chief Investment Officer

cc:           John Kostoyannis, Director

George Xiradakis, Director